UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2013

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐         No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐         No  ☒

Other Events

On November 11, 2013, GW Pharmaceuticals plc issued a press release announcing that it has commenced a Phase 1b/2a clinical trial for the treatment of Recurrent Glioblastoma Multiforme.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

On November 12, 2013, GW Pharmaceuticals plc issued a press release announcing that on November 19, 2013 it will (i) announce its fourth quarter and full year financial results for the period ending September 30, 2013 and (ii) host a conference call on that same day at 1:00 p.m. GMT (8:00 a.m. EST).  The press release is attached as Exhibit 99.2 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated November 11, 2013

99.2	Press Release dated November 12, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: November 12, 2013

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